Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of       Aldwych House          Tel:  +44 20 7611 8960
Stolt-Nielsen S.A     71-91 Aldwych          Fax:  +44 20 7611 8965
                      London WC2B 4HN        www.stolt-nielsen.com
                      England




NEWS RELEASE

                                        Contacts:  Reid Gearhart
                                                   USA 1 212 922 0900
                                                   rgearhart@dgi-nyc.com

                                                   Valerie Lyon
                                                   UK 44 20 7611 8904
                                                   vlyon@stolt.com

   Stolt-Nielsen S.A. Reports Withdrawal of Amnesty by Department of Justice;
                   SNSA Will Vigorously Challenge the Decision

London, England - March 22, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) said today that that the Antitrust Division of the United States Department of Justice has voided its Conditional Leniency Agreement with the Company and revoked Stolt-Nielsen's conditional acceptance into the Division's Corporate Leniency Program.

Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA, said, "The Company fundamentally disagrees with the Department of Justice's decision, and SNSA's legal counsel will vigorously challenge it."

The Company noted that Stolt-Nielsen Transportation Group's (SNTG) new management team is fully focused on continuing to provide its customers with outstanding levels of quality service at competitive rates.

"SNTG's business is solid," said James B. Hurlock, Interim Chief Executive Officer of SNTG. "The parcel tanker market is stronger than it has been in years. Our customers can count on SNTG to maintain fully its regularly scheduled services in the world's major deep-sea trade lanes, European, Asian and Caribbean regional routes and on the European inland waterways."

The Company noted that SNTG's Code of Business Conduct is strictly enforced and that its regulatory compliance policies are designed to ensure that the Company and its employees operate in full compliance with the laws of the countries in which the Company does business.

Mr. Stolt-Nielsen concluded, "The financial position of SNSA has improved tremendously since the beginning of the year, we are now in compliance with the financial covenants in our original borrowing arrangements, and we expect to continue to strengthen our balance sheet going forward."

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 41 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements

Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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